Exhibit 12.1

THE CHUBB CORPORATION

COMPUTATION OF RATIO OF CONSOLIDATED EARNINGS TO FIXED CHARGES

	Years Ended December 31
	2014	2013	2012	2011	2010
	(in millions except for ratio amounts)
Income from continuing operations before provision for income taxes	$2,861	$3,237	$1,996	$2,199	$2,988
Less:
Income from equity investees	158	183	68	240	340
Add:
Interest expensed	209	213	224	245	248
Capitalized interest amortized or expensed	3	3	2	—	2
Portion of rents representative of the interest factor	27	28	27	28	28
Distributions from equity investees	173	258	154	184	125

Income as adjusted	$3,115	$3,556	$2,335	$2,416	$3,051

Fixed charges:
Interest expensed	$209	$213	$224	$245	$248
Portion of rents representative of the interest factor	27	28	27	28	28

Fixed charges	$236	$241	$251	$273	$276

Ratio of consolidated earnings to fixed charges	13.20	14.76	9.30	8.85	11.05